Tanzanian Gold Enhances and Expands its Relationship with Tanzania to Advance the Buckreef Gold Project

FOR IMMEDIATE RELEASE - January 8, 2021

TORONTO, January 7, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) announces that TanGold (operating through its wholly owned subsidiary in Tanzania) and its joint venture partner, The State Mining Company (STAMICO), have worked together to submit an updated mine plan for the Buckreef Gold Project (Buckreef or the Project) to the Mining Commission in Tanzania.  STAMICO, which is 100% owned by the United Republic of Tanzania (the Government), owns a 45% non-dilutable equity interest in Buckreef Gold Company Limited, which wholly-owns the Project.

Changing circumstances necessitated an updated mine plan, including reviewing the mining license area to accommodate artisanal mining on certain concessions, and the separation of the oxide and sulphide mine processing plants for metallurgical considerations.  As part of the submission to the Mining Commission, Buckreef intends to relinquish certain concessions since this has no impact on the Buckreef concession and Mineral Resources (2.04 million ozs), as reported in the Company’s press release dated June 24, 2020.  The updated mine plan, once approved, will replace the mine plan submitted to the Mining Commission in 2017 as part of the renewal of Buckreef’s Special Mining License.  An update of a mine plan is a normal procedure under the provisions of the Tanzanian mining laws.

The Company has also reviewed the Buckreef Joint Venture Agreement (the “JV Agreement”) with STAMICO to bring its terms in line with recent changes in the Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011).  The parties have identified and agreed to amendments to the JV Agreement, which have now been submitted to the relevant Government authorities for further processes.  The amendments are subject to the obtaining of necessary Government approvals and the finalization of relevant legal documentation.  One provision in the new mining laws, which provides for the Government to receive a free carried interest in mining projects, does not directly address the situation where the Government already has a significant interest in the mining project, such as in the case of Buckreef where the Government, through STAMICO, has a 45% non-dilutable equity interest in the Project.  TanGold is in consultations with the Government regarding how best to address this nuanced issue given the Government’s significant interest already held in Buckreef through STAMICO.

Mr. James Sinclair, Executive Chairman (TanGold), commented, “I have been involved in Tanzania for over 30 years.  From the beginning, I have always felt that the development of a mining project requires a close working relationship and sharing of economic benefits with all stakeholders, including local communities, country citizens, partners and our shareholders.  We have always adhered to and support local laws related to procurement, employment, the environment and non-corruption.  This is why we agreed to a significant shareholding for our government-owned partner when we entered into the Buckreef joint venture.  We will always strive to support and assist Tanzania to meet its objectives, particularly with regard to the development of the local mining industry, local communities, and national development, including the important artisanal mining industry.”

Mr. Stephen Mullowney, Chief Executive Officer (TanGold), commented, “This is an important step forward in the development of Buckreef.  I would like to commend the TanGold, Buckreef and STAMICO teams on modernizing our relationship.  I very much look forward to working with STAMICO to move the Project forward to reach its full potential.”

The Company continues to advance the Buckreef Feasibility Study.  SGS Lakefield is in the process of completing its initial metallurgical test work.  Terrane Geoscience is well advanced in completing a geotechnical study, which will be crucial in determining pit slopes.  The Company has also advanced internal pit modelling.  In addition, the Phase III exploration program is ongoing, and the Company will provide an update on the results of both the Phase III exploration program and various components of the Buckreef Feasibility Study when they are completed.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Mineral Resources to include 2.04 million ounces of gold. Exploration Targets determined in accordance with NI 43-101 standards have the potential to add up to another 2.0 million ounces of gold (see press release dated June 24, 2020). The Company commenced initial test production from oxide ore in June 2020 at an oxide test plant and is now anticipating government approval for an expanded (oxide) plant.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing oxides upon approval of an expanded oxide plant;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair

Executive Chairman &

Stephen R. Mullowney

CEO

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, include, but are not limited to, that Buckreef’s updated mine plan and amendments to the JV Agreement will be approved, and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Form 6-K, for more information concerning these risks, uncertainties, and other factors.